Exhibit 3.2
Sequiam Corporation Bylaws, as amended on July 18, 2002.

     SECTION 11. INFORMAL ACTION BY SHAREHOLDERS:

     Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting and without prior notice by (a) written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of the shareholders where all shareholders entitled to vote were present, or
     (b)  such  other  method  permitted  by  law.


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